Follow-Up Materials

06013887

## 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Xinhua Finance Ltd

*CURRENT ADDRESS

PROCESSED

JUN 01 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34883

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dw

DAT : 6/1/06

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**



# XINHUA FINANCE LIMITED
# 新華財經有限公司

*(Incorporated in the Cayman Islands with limited liability)*
(Stock Code: 9399)

## NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting of the Company to be held at Orchard Room, 2nd floor of Annex of Hotel Okura (2-10-4 Toranomon, Minato-ku, Tokyo) on Thursday, April 20, 2006 at 1:30 pm (Tokyo time) together with reference materials are contained in this document. Whether or not you are able to attend the Annual General Meeting, you are requested to complete and return the form of proxy enclosed with this document, in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time of the Annual General Meeting to the Company's transfer agent, Tricor Investor Services Limited at Level 28, Three Pacific Place, 1 Queen's Road East, Hong Kong. Completion of the form of proxy shall not preclude you from attending and voting at the Annual General Meeting should you so wish.

*Note:* In accordance with Cayman law, shareholders who held shares through a clearing system such as Japan Securities Settlement & Custody, Inc. ("JSSC") on February 20, 2006 (including those who bought shares on Tokyo Stock Exchange on February 20, 2006), must exercise voting rights attaching to such deposited shares through the JSSC. Such shareholders will, however, be permitted to attend at the meeting and ask questions provided they present the original enclosed Invitation at the entrance to the meeting. For more information, please consult your standing proxy in Japan or your local broker.

March 23, 2006

# XINHUA FINANCE LIMITED
# 新華財經有限公司

*(Incorporated in the Cayman Islands with limited liability)*
(Stock Code: 9399)

March 23, 2006

*To Shareholders,*

## NOTICE OF CONVOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder,

Thank you for your continued support of Xinhua Finance Limited (the "Company").

You are hereby cordially invited to attend the 2006 Annual General Meeting of the Company to be held as follows. Please submit the enclosed proxy card to the reception at the meeting. In the event that you are unable to attend the meeting, you may exercise your voting rights via correspondence. Please read the reference documents below, indicate your approval or disapproval of the proposals on the agenda on the enclosed proxy card and return the card to the Company's transfer agent, Tricor Investor Services Limited of Level 28, Three Pacific Place, 1 Queen's Road East, Hong Kong for the attention of Ms. Angelina Shi by 4:00 p.m. on April 18, 2006, or hand it to the Chairman of the Meeting.

**Details of the meeting**

1. Date and time: April 20, 2006 at 1:30 pm (Tokyo time)

2. Place: Orchard Room, 2nd floor of Annex of Hotel Okura (2-10-4 Toranomon, Minato-ku, Tokyo)

3. Agenda for the meeting:

*Matters to be reported:*

Report on the business report and consolidated income statements for the period from 1 January 2005 to 31 December 2005 and consolidated balance sheets as of 31 December 2005.

*Matters to be resolved:*

Item No. 1 Re-election of director who would retire by rotation at the forthcoming annual general meeting.

Item No. 2 Appointment of Li Shantong as an additional director.

Item No. 3 Appointment of Sun Jiong as an additional director.

Item No. 4 Re-appointment of auditors.

Item No. 5 Authorization to the Directors to fix the auditors' remuneration.

Item No. 6 Grant of a mandate to the Directors to have the authority to undertake a share split by way of capitalization of reserves, in the ratio of one share for every share presently held until the one year anniversary of the forthcoming Annual General Meeting.

The Business Report, consolidated income statements, consolidated balance sheets and auditors report to be provided along with the Notice of Annual General Meeting of Shareholders, reference information regarding exercise of right to vote on resolutions and the substance of agenda items are included in the following pages.

Yours faithfully,
**Fredy Bush**
*Chief Executive Officer*

*Note:* In accordance with Cayman law, only registered shareholders whose names appear on the Company's share registry are permitted to vote in person at the AGM. Accordingly, shareholders who held shares through Japan Securities Settlement & Custody, Inc. ("JSSC") on February 20, 2006 (including those who bought shares on Tokyo Stock Exchange on February 20, 2006), must exercise voting rights attaching to such deposited shares through the JSSC. Such shareholders will, however, be permitted to attend at the meeting and ask questions provided they bring the original enclosed Invitation. For more information, please consult your standing proxy in Japan or your local broker.

**Reporting Matter**

Report on the business report and consolidated income statements for the period from January 1, 2005 to December 31, 2005 and consolidated balance sheets as of December 31, 2005

## BUSINESS REPORT FOR THE YEAR ENDED DECEMBER 31, 2005 (JANUARY 1, 2005 - DECEMBER 31, 2005)

### I. Overview of Operations

*1. Business and Operating Results*

In 2005, the Company achieved significant growth, increasing turnover by 84% to US$110,010 thousand (¥12,988,885 thousand), compared to fiscal year 2004. Our main strategic focus for 2005 was to deepen our core service lines of market indices, ratings, financial news, and investor relations. In line with this strategic focus, we developed and launched new products tailored specifically for China's financial markets. We also brought in additional niche expertise through two successful acquisitions in financial news and investor relations. In regards to our expanding operations, we focused on augmenting our global cross-selling efforts to ensure optimal distribution of our products and services worldwide and effective integration of our new and prior year acquisitions. As a natural extension of our commitment to the China market and focus on financial information and media services, in 2005 we also began to add new distribution channels for our products and services. Through deepening our distribution in China, we are able to leverage our existing financial information and content on multiple platforms, reaching a wider audience and client base.

In our **Indices** service line, we further solidified our position as the main China index provider both in the China domestic market as well as for the international investment community. We continued to launch tailored products to meet our client demands in China and worldwide. These products include:

- Xinhua FTSE HK Investment Index and the Xinhua FTSE HK ex-H Investment Share Index - tailor-made for domestic funds participating in China's Qualified Domestic Institutional Investor ("QDII") scheme for overseas investments

- Xinhua FTSE High Yield 150 Index - bringing the internationally recognized "high dividend yield" concept to the China markets

- Xinhua FTSE Insurance Investment Index - first index in the China market designed to meet new regulatory requirements set by the China Insurance Regulatory Commission for insurance companies directly investing in China's A-share market

12 new funds in China adopted our index products in 2005, including such examples as China Asset Management selecting our High Yield 150 index to launch the first high yield fund in China and China Nature adopting the Xinhua FTSE 200 Index for its Core Satellite Fund. Also, China Life Insurance Company Limited adopted our Xinhua FTSE Insurance Investment Index for benchmarking. Currently, we have approximately US$2.5 billion in China-based funds and US$4.4 billion in international funds tracking our indices.

In our **Ratings** service line, we provided 110 company ratings in 2005 and consulted on over 30 commercial paper ratings. We also launched our China sector reports service, covering China's Oil and Gas, Petrochemical and Brokerage industries. Our Brokerage sector report garnered international recognition through its analysis of the severe distress in China's brokerage industry and accurate prediction that regulators would ease restrictions on international investments in China's brokerage firms. This report was quoted widely in international media, including the Financial Times, International Herald Tribune and Bloomberg TV. We were also the first to assign money market fund ratings in China through our rating of the Prudential Everbright Money Market Fund in April 2005. Our head of Ratings continues to be the only industry representative from China in the Best Practice Committee of the Association of Credit Ratings Agencies in Asia (ACRAA).

We also launched our online China corporate database, Xinhua Finance China Insight, using our U.S. subsidiary Mergent's technology platform and database management expertise, and are in the process of developing Chinese and Korean versions.

Our **Financial News and Analysis** service line continued to expand its service offerings based on client demand and market opportunity. We launched the Xinhua G7 China Service, bringing China-specific government and fiscal policy analysis to investors worldwide. We also launched the quarterly China Business Sentiment Survey, China Reality Check news stories and Daily China News Briefings services, bringing clients worldwide a closer and more in-depth view of the China financial and commercial markets. We continue to beat our competitors in speed to market, as exemplified in July 2005 when we were the first English news service to report China's reevaluation of the renmenbi. We continued to extend our footprint across Asia in our fixed income and forex news service offerings, adding correspondents in Beijing, Tokyo and Singapore.

Globally we continue to deepen our service offerings and extend our sales channels throughout the U.S. and Europe. Our acquisition of Washington Analysis Corporation, a well-recognized economic and political advisory firm, strengthened our government policy analytic capabilities and complements our G7 Group subsidiary. Washington Analysis was voted the top macro/Washington research firm among all independent research firms in Institutional Investor Magazine's 2005 All-American Research Team survey.

In our **Investor Relations** service line, we enhanced our service offerings significantly through our acquisition of Taylor Rafferty Associates Inc. ("Taylor Rafferty"), a global independent investor relations and financial communications advisory firm. Taylor Rafferty assists private companies on IPO roadshows as well as ongoing investor roadshows for public companies. Additionally, Taylor Rafferty offers shareholder analysis and investor targeting and marketing programs for publicly listed companies to diversify and globalize their investor base. Taylor Rafferty's global investor relations expertise complements our existing China-focused investor relations and public relations services and can assist Chinese companies looking at international markets. Our China corporate announcements services continued to grow over the year, with number of clients increasing by 85% and a client retention rate of 75%. We also launched a new service, XPRN Investor Wire, which allows China companies to reach a global investment audience through Taylor Rafferty's global database of investment professionals developed over the past 20 years. In line with our focus on increasing corporate governance awareness in China, we have also launched a service bringing together key executives from China corporations, investors, reporters, analysts, government officials and stock exchange representatives to exchange expertise and build invaluable contact networks. Internationally, we continue to work with every Chinese company listed on the NASDAQ.

2. *Capital Expenditures*

Our capital expenditures primarily consist of the purchase of computer equipment for data storage, networking purposes and delivery of information to clients. Total capital expenditures were US$3,566 thousand (¥420,989 thousand) for the twelve months ended December 31, 2005.

3. *Financing*

Primary financing sources for the twelve months of 2005 were proceeds from our fundraising exercises, including an issue of shares by way of third party allotment to strategic and financial investors, which raised approximately US$78,749 thousand (¥9,297,952 thousand) in net proceeds after expenses.

In order to diversify our funding sources, the Company also secured an increased three year term facility with ABN Amro Bank N.V. to the amount of US$24 million (equivalent of approximately 2,833,680 thousand Yen) in April 2005. This facility was utilized in 2005 and is paid back in full as of the date of this notice.

4. *Current Challenges*

As our operations continue to expand within China and globally, we rely on effective execution of our growth strategy and optimal management of our operations for our continued success. To this goal, we have in place various committees that oversee key areas of internal control such as our Executive Committee, Investment Committee, Audit Committee and Compensation Committee. Efficient communication between our global executive team and our staff worldwide at all levels of our operations plays an important role in maximizing efficiency and discerning cost savings throughout the Company. We also hold global sales meetings bringing together the key members of our international sales force to encourage cross-selling across our complementary service lines and share client feedback for product enhancement and development.

Also, we intend to make strategic acquisitions if and when such acquisitions fit within our overall strategy, either by deepening our service offerings or increasing our distribution network in China and globally. Proper selection of appropriate targets and their effective subsequent integration into our Group are critical to the success of this strategy, as evidenced in our track record of successful acquisitions thus far. We carefully screen potential targets to ensure that they fit into our business strategy and conduct due diligence on short-listed candidates to assess the quality of their management. In addition to selecting well-managed operations, we further ensure that our acquired companies continue to operate efficiently and effectively by retaining key management members. Also, transactions are structured to minimize commercial risks and protect the interests of the Company.

5. *Growth Strategy*

Looking forward, we expect to further advance our financial media strategy of leveraging our unique content, established brand name and existing customer base across multiple media distribution platforms in China. This strategy will, on one hand, add new distribution channels for our brand and our existing financial information content and, on the other hand, allow us to derive additional revenue from our existing and potential client base.

In 2005, we implemented major strategic initiatives in China, including:

– Enabled distribution of Xinhua Finance's financial information onto TV platforms through acquisition of Beijing Century Media Culture Co ("Beijing Century Media Culture"), a television consulting company in China

– Enabled distribution of Xinhua Finance's financial information onto print media through acquisition of EconWorld Media Ltd ("EconWorld"), a financial publisher, which has a magazine and publishing platform in China

– Began distribution of Xinhua Finance's financial information onto radio platforms through production of Xinhua Finance market update radio programs which are broadcast daily on the only bilingual radio channel in Beijing (91.5FM) and in Shanghai (87.9 FM)

- Secured access to China's advertising market, including print, broadcast and online distribution channels, through acquisition of Ming Shing International Ltd. ("Ming Shing"), a China advertising agency

- Further developed desktop terminal business, focusing on commodities and futures data with the intention of expanding into other key asset classes such as equity, fixed income, and foreign exchange

Our current customer base of financial institutions and corporations are prime candidates for advertising through the media distribution network that we have developed, since these media points target the "high net worth" individual demographic that our clients are interested in advertising to within China. Our existing and potential customers would not only be able to subscribe to our information for their business needs, but they would also be able to promote themselves through the advertising slots during our television programs and in our financial magazine publications. Besides television and print media, other financial media channels include desktop terminals, broadcasting and online distribution.

This year, we particularly established the two primary building blocks of our financial media strategy to capture this new advertising revenue stream. Beijing Century Media Culture has the capability to produce television programs based on our existing financial content, and Ming Shing's advertising license is expected to enable us to derive revenue from advertising slots. By being involved at both the production level and the advertising level, we expect to be well-positioned to match content and advertisements within these media distribution points that would be appealing to China's "high net worth" individual demographic and therefore valuable to our existing and future customers.

Our vision for the future is to continue to set the standard and be the standard for China's financial markets. We have been committed to providing products that are essential for making well-informed investment decisions. We have brought in internationally proven standards of excellence and localized them for China. The high net worth individuals in China who are buying their first homes and applying for their first credit cards are the same individuals who are buying the stocks, bonds, and funds that are built around our products. Through the proven quality of our products and the increasing awareness of our brand name, we are well positioned to be the service provider that this target demographic can turn to for their financial information and media needs. The effective execution of our financial media strategy and the successful penetration into this target demographic are expected to be integral steps in achieving our vision of being the standard for China's financial markets.

6. *Results of Operations and Assets*

Key Financial Data for the Group:

| | Fiscal Year Ended December 31, 2005 | |
|---|---|---|
| | *US$'000* | *JP¥'000* |
| Turnover | 110,010 | 12,988,885 |
| Operating income | 3,472 | 409,893 |
| Ordinary income | 523 | 61,801 |
| Net loss for the year | 2,814 | 332,299 |
| Net assets | 279,442 | 32,993,684 |
| Total assets | 368,817 | 43,546,177 |
| Net assets per share | 305.65 | 36,087.70 |
| Net loss per share | 4.25 | 501.90 |
| EBITDA* | 18,787 | 2,218,226 |

* Defined as operating income or loss plus depreciation, amortization and amortization of goodwill.

*Notes:*

1. Consumption tax is not included in turnover.

2. Regarding net assets per share the suspense account of share exchange included in retained earnings is excluded from the calculation.

3. The financial statements of the Group are stated in U.S. dollars. In accordance with Article 130 of the Financial Statements rules, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=118.07, from the Tokyo Foreign Exchange Market as of December 30, 2005. U.S. dollar amounts are presented in thousands (rounded), and Japanese yen amounts are stated in thousands (rounded). Please note that these Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the above-mentioned exchange rate.

4. We define EBITDA in relation to our Japanese GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill. EBITDA is presented because we believe that it is an important measure of our financial performance. EBITDA is not a Japanese GAAP measurement and should not be considered in isolation or as a substitute for income or cash flow statement data prepared in accordance with applicable generally accepted accounting principles. It should be understood that items excluded in calculating EBITDA, such as depreciation and amortization, are significant components in understanding and assessing the Company's performance.

5. The disclosure documents of the Group included in this document have been prepared in accordance with Disclosure Rules for Financial Statements and in conformity with generally accepted accounting principles in Japan (Japanese GAAP).

EBITDA was US$18,787 thousand (¥2,218,226 thousand) for the twelve months ended December 31, 2005, representing 17.1% of sales for the same period. EBITDA is calculated by taking operating earnings or loss and adding back the following items in selling, general and administrative expenses:

(1) depreciation; (2) amortization; and (3) amortization of goodwill.

EBITDA is presented because we believe it is an important measure of our financial performance. Due to the nature of our industry and extent of our acquisition activities, a large portion of our assets consists of purchase goodwill. Purchase goodwill represents the excess of the aggregate purchase price over the fair values of the net assets of the business acquired and is required to be amortized under Japanese GAAP. Since amortization expense is a non-cash expense, we view EBITDA as an important measure of our cash flow and over-all financial performance.

We also prepare financial statements in accordance with International Financial Reporting Standards (IFRS) to meet the needs of global investors. The following table sets forth certain line items of our results of operations under IFRS for the fiscal year ended December 31, 2005 and has been included for reference only.

| For reference only | **Fiscal Year Ended December 31, 2005** | |
|---|---|---|
| | *US$'000* | *JP¥'000* |
| Turnover | 110,010 | 12,988,885 |
| Gross profit | 62,141 | 7,336,988 |
| Net loss for the year | 10,270 | 1,212,579 |
| EBITDA* | 21,234 | 2,506,937 |

* Defined as net income before interest, tax, depreciation and amortization.

## II. Overview of the Company (as of December 31, 2005)

### 1. *Principal Business*

The Company's principal business is the provision of financial information products focused on China's financial markets. We provide market indices, ratings, financial news and analysis and investor relations for China and the international markets.

### 2. *Offices*

Head Office Address: 3905-09 1 Grand Gateway, 1 Hong Qiao Lu, Shanghai 200030, People's Republic of China

3. *Share Capital*

(i) Total Number of Authorized Shares: 2,500,000 shares

(ii) Total Number of Issued Shares: 815,477.29 shares (as of December 31, 2005)

(iii) Number of Shareholders: 163 shareholders* (as of February 20, 2006)

* Shareholders who held shares through Japan Securities Settlement & Custody, Inc. are registered in the name of Horsford Nominees Limited and are counted as one shareholder.

4. *Acquisition, Disposal and Holding of Stock*

The Company has not acquired or disposed of any Company shares in 2005.

5. *Employees*

| Number of Employees | Change from End of Previous Term | Average Age (years) | Average Length of Service (years) |
|---|---|---|---|
| 906 | Up 318 | 34.41 | 4.00 |

*Notes:*

1. The number of employees stated above covers all employees engaged in operations.
2. In addition to the employees described above, the company employs 7 persons on a contract basis.
3. The information provided above is on a consolidated basis.

6. *Major Lenders (in 2005)*

| Lender | Type of Loan | Loan Amount (US$) | Number and Voting Right Percentage of Company's Shares, which the Lender Owns (shares) | (%) |
|---|---|---|---|---|
| ABN Amro Bank, N.V. | Three Years | 22,300,000 | – | – |

*Note:* This facility was utilized in 2005 and paid back in full as of the date of this notice.

7. Directors and Executive Officers

(1) Directors

| Position | Name | Responsibilities |
|---|---|---|
| Chairman of the Board | WU Ji Guang | Takes a key role in the continuous and steady growth of the Company |
| Vice Chairman, Chief Executive Officer and member of Executive Committee and Investment Committee | Fredy BUSH | Establishes and refines the Company's strategic vision and develop and manage the Company's various business units and product lines |
| Director, President and member of Executive Committee | LIE Jae Young | Responsible for the Company's growth strategies, with particular focus on the financial terminal business and China related initiatives |
| Director, Chairman of Compensation Committee and member of Audit Committee and Investment Committee | Dennis Lindsay PELINO | Chairman of Compensation Committee and member of Audit Committee and Investment Committee |
| Director, Chairman of Audit Committee and member of Compensation Committee and Investment Committee | Shelly SINGHAL | Chairman of Audit Committee and member of Compensation Committee and Investment Committee |

| Position | Name | Responsibilities |
| --- | --- | --- |
| Director | John MacLeod WILLIAMS | Managing Director, Investor Relations Service Line |
| Director, Vice President | WANG Bin | Co-ordinates business activities between the Company and Xinhua News Agency and assists the CEO in business development in China |

*Note 1:* Among the directors, Dennis Lindsay Pelino, John MacLeod Williams and Shelly Singhal are independent directors.

*Note 2:* The Committee System of the Company as of March 10, 2006 is as follows:

Audit Committee
Chairman Shelly Singhal
Dennis Lindsay Pelino

Compensation Committee
Chairman Dennis Lindsay Pelino
Shelly Singhal

Investment Committee
Fredy Bush
Dennis Lindsay Pelino
Shelly Singhal

(2) Executive Officers

| Position | Name | Responsibilities |
| --- | --- | --- |
| Chief Operating Officer | Daniel CONNELL | Responsible for the Company's overall operations |
| Chief Financial Officer and member of the Executive Committee | LAU Tin Chung, Gordon | Formulates and executes the Company's overall financial strategy and financial management plan |
| General Counsel | John McLEAN | Responsible for all of the Company's legal matters |
| Chief Executive Officer of MNI, and member of the Executive Committee | Michael CONNOR | Member of Executive Committee |
| Chief Executive Officer of Mergent and member of the Executive Committee | Jonathan WORRALL | Member of Executive Committee |
| Chief Executive Officer of the G7 Group and member of the Executive Committee | Jane HARTLEY | Member of Executive Committee |

8. *Matters Concerning Principal Business Combinations*

(a) Principal subsidiaries

| Company Name | Capital | Equity held by the Company (%) | Main Business |
|---|---|---|---|
| AFX-Asia Pte Limited | S$25,700,000.00 | 100% | Provision of financial news and analysis |
| Beijing Century Media Culture Co., Ltd. | RMB1,000,000.00 | 100% | Provision of consulting and coordination services for media programs and distribution of content to various media in China |
| Beijing Golden Ways Culture Development Co., Ltd. | RMB300,000.00 | 90% | Organize cultural activities and exhibitions |
| Beijing Workshop Communications Co., Ltd. | RMB1,000,000.00 | 90% | Provision of television post-production and consulting services |
| China Finance Limited | NTD1,000,000.00 | 100% | Provision of financial information products |
| China Financial News Limited | US$1.00 | 100% | Investment holding |
| EconWorld Media Limited | HK$3,500.00 | 60% | Publishing and sale of books and magazines and sale of advertising |
| EconWorld Publishing Limited | HK$1,000.00 | 60% | Publishing and sale of books and magazines and sale of advertising |
| EconWorld (Shanghai) Co. Ltd. | US$140,000.00 | 60% | Provision of business advisory, market research and corporate image planning services |

| Company Name | Capital | Equity held by the Company (%) | Main Business |
|---|---|---|---|
| Financial World (Shanghai) Co. Ltd. | US$210,000.00 | 60% | Provision of business advisory and corporate management advisory services |
| Ford Investor Services, Inc. | US$30,000.00 | 100% | Provision of corporate data products |
| Fortune China Public Relations Limited | HK$1,000,000.00 | 100% | Provision of investor and public relations service |
| FTSE/Xinhua Index Limited | HK$10,000.00 | 50% | Provision of index related products and services |
| G-7 Group, Inc. | US$1.00 | 100% | Provision of economic and policy analysis |
| Highasia Investments Limited | US$150,000.00 | 60% | Investment holding |
| Market News International Inc. | US$97,276.00 | 100% | Provision of financial news and analysis |
| Market News Service (International) Inc. | US$100.00 | 100% | Provision of financial news and analysis |
| Mergent, Inc. | US$1.00 | 100% | Provision of corporate and financial information and data |
| Mergent Japan K.K. | JPY20,000,000.00 | 100% | Provision of corporate and financial information and data |
| Mergent Pricing & Evaluation Services, Inc. | US$10.00 | 100% | Provision of pricing and evaluations data and services for US corporate bonds and US municipal bonds |

| Company Name | Capital | Equity held by the Company (%) | Main Business |
|---|---|---|---|
| Mergent (UK) Limited | £1,000.00 | 100% | Redistributor and sales agent of all Mergent's products in Europe |
| Money Journal Advertising Company Limited | HK$10,000.00 | 60% | Advertising agency |
| Money Journal Publication Limited | HK$10.00 | 60% | Publishing and sale of books and magazines and sale of advertising |
| Shanghai Far East Credit Rating Co., Ltd. | RMB30,000,000.00 | 50% | Local ratings provider |
| Shanghai Huacai Investment Advisory Company Limited | US$7,500,000.00 | 100% | Investment advisory |
| Shanghai Pobo Data and Information Network Consulting Co., Ltd. | RMB1,000,000.00 | 60% | Provision of computer software, network engineering & system integration services |
| SMRA International, Inc. | US$1.00 | 100% | Provision of analytic reports |
| Stone & McCarthy Research Associates, Inc. | US$181.82 | 100% | Provision of analytic reports |
| Taylor Rafferty Associates, Inc. | US$1.00 | 100% | Provision of investor relations and cross border financial communications advisory services |
| Taylor Rafferty Associates Limited | £2.00 | 100% | Provision of investor relations and cross border financial communications advisory services |
| Taylor Rafferty KK | JPY10,000,000.00 | 100% | Provision of investor relations and cross border financial communications advisory services |

| Company Name | Capital | Equity held by the Company (%) | Main Business |
|---|---|---|---|
| Tesserae Capital Advisors, LLC | Nil | 88% | Licensed investment advisory firm |
| Washington Analysis Corporation | US$1.00 | 100% | Economic and political advisory firm |
| Xinhua Finance Japan Limited | JPY119,000,000.00 | 100% | Provision of financial information products |
| Xinhua Finance Media Limited | US$1.00 | 100% | Investment holding |
| Xinhua Financial Network Limited | HK$1,464,766.66 | 100% | Provision of financial information products |
| Xinhua Financial Network (Beijing) Limited | US$150,000.00 | 100% | Provision of financial information products |
| Xinhua Financial Network Korea Company Limited | KRW300,000,000.00 | 100% | Provision of financial information products |
| Xinhua Financial Network (Shanghai) Limited | US$350,000.00 | 100% | Provision of financial information products |
| Xinhua Mergent Holdings Limited | US$2.00 | 100% | Investment holding |
| Xinhua Investment Group Hong Kong Limited | HK$3,000,000.00 | 100% | Provision of investment advisory services |
| Xinhua Top Sky Public Relations Consulting (Beijing) Co., Ltd. | US$150,000.00 | 60% | Provision of public relations consulting service |

(b) Events and results related to business combination

The Company has 42 consolidated subsidiaries, including the principal subsidiaries listed above, and 1 affiliate subject to the equity method.

Consolidated sales totaled US$110,010 thousand (¥12,988,885 thousand), and consolidated net loss was US$2,814 thousand (¥332,299 thousand).

9. *Stock Acquisition Rights*

**Subscription Rights Issued for the Purpose of Granting Stock Options (as at December 31, 2005)**

1. Subscription rights currently issued under certain options to Directors

| | | |
|---|---|---|
| 1) | Number of subscription rights | 1 |
| 2) | Type and number of shares to which the share subscription rights apply | 39 shares |
| 3) | Issue price of the new subscription rights | Gratis |

4) Conditions for exercising subscription rights:

a. The amount to be paid in for exercise of subscription rights per share:

39 shares at an exercise price of US$533.33 per share or such price as determined by the Compensation Committee

b. The period for exercise of rights:-

39 shares from November 1, 2004 to December 1, 2006

* *Note:* Options granted to 3 Directors in 2004 to subscribe for a total of 108 shares expired on December 31, 2005.

2. Subscription rights currently issued under certain warrants

   1) Number of subscription rights — 2

   2) Type and number of shares to which the share subscription rights apply — 4,194 shares

   3) Issue price of the new subscription rights — Gratis

   4) Conditions for exercising subscription rights:

      a. The amount to be paid in for exercise of subscription rights per share:

         3,900 shares at US$264 per share

         294 shares at US$264 per share

      b. The period for exercise of rights:

         3,900 shares from October 1, 2004 to September 30, 2008

         294 shares from October 1, 2004 to September 30, 2008

3. Subscription rights currently issued to employees:

   1) Number of subscription rights — 168

   2) Class and number of shares to be reserved for subscription rights — Common Stock: 20% of fully diluted common shares

   3) Issue price of subscription rights — Gratis

   4) Conditions for exercising subscription rights:

      a. The amount to be paid in for exercise of subscription rights per share:

         600 shares at US$666.67 per share

         14,910 shares at ¥ 49,316 per share

      b. The period for exercise of rights:

         From February 9, 2005 to February 9, 2015

4. Subscription rights currently issued to vendors in connection with the acquisition of a subsidiary

| | | |
|---|---|---|
| 1) | Number of subscription rights | 2 |
| 2) | Type and number of shares to which the share subscription rights apply | 7,164 shares |
| 3) | Issue price of the new subscription rights | Gratis |

4) Conditions for exercising subscription rights:

a. The amount to be paid in for exercise of subscription rights per share:-

Nil

b. The period for exercise of rights:-

7,164 shares be issued and credited as fully paid at par should certain milestones (such as reaching the pre-determined revenue target) are met

*10. Matters to be Necessary for the Performance of Functions of the Audit Committee*

An Audit Committee consisting of two independent non-executive directors of the Company has been established. The purpose of the Audit Committee is to assist the board by reviewing (i) quarterly, interim and annual financial information of the Company; (ii) external and internal audit reports; and (iii) systems of corporate governance and control which management and the board have established.

The Audit Committee has full and unlimited access to all books and accounts of the Company and has the following duties and responsibilities:

(1) reviewing, in draft form, the Company's annual report and accounts, half-year report and quarterly reports and providing advice and comments thereon to the board;

(2) reviewing and supervising the Company's financial reporting and internal control procedures; and

(3) monitoring the execution of duties of directors and executive officers.

Deloitte Touche Tohmatsu, outside auditors, which are independent from the corporate body of the Company, have been appointed as the auditors of the Company. The financial statements of the Company are audited by the outside auditors in accordance with Japanese GAAP and IFRS. The outside auditors make a written report thereon in accordance with the generally accepted auditing standards in Japan and IFRS and the report of the outside auditors is submitted to the general shareholders meeting.

*11. Compensation Committee's Policies about Directors and Executive Officers' Compensation*

The Company has established a Compensation Committee consisting of two independent non-executive directors of the Company. The purpose of the Compensation Committee is to assist the board by reviewing and determining the compensation to be paid to employees and officers of the Company. The Committee is authorized to do all things that the board would otherwise be authorized to do in respect of compensation of officers and employees of the Company and full minutes of all meetings of the Compensation Committee must be kept and filed with the Company.

*12. Bonuses and other compensation paid to Directors and Statutory Auditors*

a. Compensation for Directors

The compensation for directors is determined by the board and in turn may be delegated to the Compensation Committee established by the board. The Compensation Committee consists of two independent non-executive directors and persons who are not executive officers of the Company. Such remuneration shall be divided amongst the members of the board in such proportions and in such manner as the board or the Compensation Committee (as the case may be) may agree, or, failing agreement, equally, except that any director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office. Such remuneration shall be deemed to accrue from day to day. The total amount paid to directors as their compensation in the fiscal year 2005 was US$900,000.

b. Compensation for outside auditors

The compensation for outside auditors is determined by shareholders at the general meeting or in such manner as the shareholders may determine. The total amount paid to outside auditors as their compensation in the fiscal year 2005 was US$1,073,538.

*13. Investment Committee*

The Investment Committee was established by the Board of Directors on 17 November, 2005. It has the authority to review and approve merger and investment transactions proposed by Company's management valued in an amount not to exceed, for any particular transaction, up to US$2,000,000 in cash, stock or a combination thereof. It consists of three directors, two of whom are independent.

## III. Subsequent Events

REPAYMENT OF LOAN

At December 31, 2005, the balance for the three year term facility with ABN Amro Bank N.V. was US$22.3 million (2,632,961 thousand Yen). This facility was paid back in full in January 2006.

MING SHING ACQUISITION

The Company completed the acquisition of Chinese advertising group Ming Shing International Ltd. ("Ming Shing") in January 2006. Ming Shing specializes in TV, radio and print. The initial cash payment for the acquisition was US$29 million. Further payment in cash and stock will be payable based on Ming Shing's financial performance in 2005, 2006 and 2007.

BEIJING ALPHA ACQUISITION

The Company signed an agreement for the purchase of 100% of the equity of Beijing Alpha Financial Engineering Company ("Beijing Alpha"), a company engaged in the development of financial engineering and risk management systems in China. The purchase price will be paid over a period of three years, in an amount linked to the performance of Beijing Alpha in 2005, 2006, 2007 and 2008. The total consideration is estimated at USD 2,000,000, and the transaction is expected to complete within 90 days.

# CONSOLIDATED FINANCIAL STATEMENTS UNDER JAPAN GAAP (GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN JAPAN) (FOR THE YEAR ENDED DECEMBER 31, 2005)

## CONSOLIDATED BALANCE SHEETS

| Item | Note | Consolidated fiscal year – current year (As of December 31, 2005) Amount | | | | | Consolidated fiscal year – prior year (As of December 31, 2004) Amount | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | *US$'000* | *JAP¥'000* | *US$'000* | *JAP¥'000* | *%* | *US$'000* | *JAP¥'000* | *US$'000* | *JAP¥'000* | *%* |
| **ASSETS** | | | | | | | | | | | |
| I Current assets | | | | | | | | | | | |
| Cash and bank balances | ※4 | | | 88,118 | 10,404,071 | | | | 40,449 | 4,775,783 | |
| Trade receivables | ※4, 7 | | | 19,048 | 2,248,946 | | | | 10,033 | 1,184,651 | |
| Marketable securities | | | | 145 | 17,131 | | | | - | - | |
| Other receivables | | | | 1,467 | 173,253 | | | | 698 | 82,390 | |
| Deferred tax assets | | | | 571 | 67,474 | | | | 299 | 35,271 | |
| Other current assets | ※4 | | | 7,655 | 903,792 | | | | 5,158 | 609,023 | |
| Total current assets | | | | 117,004 | 13,814,668 | 31.7 | | | 56,637 | 6,687,118 | 28.0 |
| II Non-current assets | | | | | | | | | | | |
| Property and equipment | | | | | | | | | | | |
| Buildings and structures | | 1,546 | 182,506 | | | | 530 | 62,520 | | | |
| Less: accumulated depreciation | | (639) | (75,444) | 907 | 107,062 | | (244) | (28,818) | 285 | 33,702 | |
| Equipment | ※4 | 9,323 | 1,100,743 | | | | 4,777 | 563,994 | | | |
| Less: accumulated depreciation | ※4 | (3,960) | (467,521) | 5,363 | 633,223 | | (1,335) | (157,601) | 3,442 | 406,393 | |
| Total property and equipment | | | | 6,270 | 740,285 | 1.7 | | | 3,727 | 440,095 | 1.8 |
| Intangible assets | | | | | | | | | | | |
| Goodwill | | | | 2,784 | 328,738 | | | | 10,616 | 1,253,405 | |
| Goodwill on consolidation | ※8 | | | 185,934 | 21,953,270 | | | | 116,544 | 13,760,388 | |
| Trade mark and distribution rights | ※3 | | | 700 | 82,649 | | | | 4,064 | 479,785 | |
| Total intangible assets | | | | 189,419 | 22,364,657 | 51.3 | | | 131,224 | 15,493,577 | 65.0 |
| Investments and other assets | | | | | | | | | | | |
| Securities assets | ※4 | | | 23,367 | 2,758,979 | | | | 10,151 | 1,198,486 | |
| Investment in securities | ※4 | | | - | - | | | | 68 | 8,016 | |
| Investment in associates | | | | 223 | 26,321 | | | | - | - | |
| Investment in progress | ※2 | | | 29,523 | 3,485,817 | | | | 121 | 14,280 | |
| Deferred tax assets | | | | 204 | 24,089 | | | | - | - | |
| Other | | | | 2,806 | 331,363 | | | | - | - | |
| Total investments and other assets | | | | 56,124 | 6,626,568 | 15.2 | | | 10,339 | 1,220,782 | 5.2 |
| Total non-current assets | | | | 251,813 | 29,731,509 | 68.3 | | | 145,291 | 17,154,455 | 72.0 |
| Total assets | | | | 368,817 | 43,546,177 | 100.0 | | | 201,927 | 23,841,573 | 100.0 |

## CONSOLIDATED BALANCE SHEETS *(continued)*

| Item | Note | Consolidated fiscal year – current year (As of December 31, 2005) Amount | | | Consolidated fiscal year – prior year (As of December 31, 2004) Amount | | |
|---|---|---|---|---|---|---|---|
| | | *US$'000* | *JAP¥'000* | *%* | *US$'000* | *JAP¥'000* | *%* |
| **LIABILITIES** | | | | | | | |
| I Current liabilities | | | | | | | |
| Trade payables | | **2,969** | **350,599** | | 3,014 | 355,838 | |
| Short-term loans | ※4, 9 | **7,608** | **898,235** | | 122 | 14,366 | |
| Current portion of long-term debt | ※4, 9 | **21,341** | **2,519,746** | | 40 | 4,711 | |
| Taxation payables | | **2,802** | **330,782** | | 398 | 47,017 | |
| Other payables | ※5 | **17,355** | **2,049,162** | | 25,842 | 3,051,125 | |
| Accrued expenses | | **6,779** | **800,392** | | 2,592 | 306,056 | |
| Deferred revenue | | **15,576** | **1,839,083** | | 15,748 | 1,859,411 | |
| Promissory notes (non-operating) | ※4, 6 | **1,250** | **147,588** | | 350 | 41,325 | |
| Lease obligations | ※4 | **29** | **3,393** | | 37 | 4,420 | |
| Total current liabilities | | **75,709** | **8,938,978** | **20.4** | 48,143 | 5,684,269 | 23.8 |
| II Non-current liabilities | | | | | | | |
| Long-term debt | ※4, 9 | **16** | **1,942** | | 48 | 5,654 | |
| Long-term lease obligations | ※4 | **25** | **2,976** | | 26 | 3,039 | |
| Long-term other payables | ※5 | **10,998** | **1,298,540** | | 3,494 | 412,524 | |
| Long-term promissory notes (non-operating) | ※4, 6 | **–** | **–** | | 1,250 | 147,588 | |
| Deferred tax liabilities | | **–** | **–** | | 44 | 5,219 | |
| Total non-current liabilities | | **11,040** | **1,303,457** | **3.0** | 4,862 | 574,023 | 2.4 |
| Total liabilities | | **86,749** | **10,242,436** | **23.5** | 53,005 | 6,258,292 | 26.2 |
| **MINORITY INTERESTS** | | | | | | | |
| Minority interests | ※1 | **2,626** | **310,056** | **0.7** | (180) | (21,224) | (0.1) |
| **CAPITAL AND RESERVES** | | | | | | | |
| I Share capital | | **2,091** | **246,881** | **0.6** | 522 | 61,628 | 0.3 |
| II Share premium | | **312,966** | **36,951,925** | **84.9** | 181,543 | 21,434,839 | 90.0 |
| III Accumulated deficit | | **(35,485)** | **(4,189,667)** | **(9.6)** | (32,670) | (3,857,368) | (16.2) |
| IV Unrealized loss on available-for-sale securities | | **–** | **–** | **–** | (151) | (17,801) | (0.1) |
| V Foreign currency translation adjustment | | **(131)** | **(15,454)** | **(0.1)** | (142) | (16,793) | (0.1) |
| Total shareholders' equity | | **279,442** | **32,993,684** | **75.8** | 149,102 | 17,604,505 | 73.9 |
| Total liabilities, minority interests and shareholders' equity | | **368,817** | **43,546,177** | **100.0** | 201,927 | 23,841,573 | 100.0 |

# CONSOLIDATED FINANCIAL STATEMENTS UNDER JAPAN GAAP (GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN JAPAN) (FOR THE YEAR ENDED DECEMBER 31, 2005)

## CONSOLIDATED INCOME STATEMENTS

| Item | | Note | Consolidated fiscal year – current year (From January 1, 2005 to December 31, 2005) Amount | | | | | Consolidated fiscal year – prior year (From January 1, 2004 to December 31, 2004) Amount | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | *US$'000* | *JAP¥'000* | *US$'000* | *JAP¥'000* | *%* | *US$'000* | *JAP¥'000* | *US$'000* | *JAP¥'000* | *%* |
| I | Turnover | | | | 110,010 | 12,988,885 | 100.0 | | | 59,689 | 7,047,476 | 100.0 |
| II | Cost of sales | | | | 45,455 | 5,366,860 | 41.3 | | | 29,283 | 3,457,493 | 49.1 |
| | Gross profit | | | | 64,555 | 7,622,025 | 58.7 | | | 30,406 | 3,589,984 | 50.9 |
| III | Selling, general and administrative expenses | | | | | | | | | | | |
| | Directors' emoluments | | 900 | 106,263 | | | | 839 | 99,115 | | | |
| | Salaries | | 19,544 | 2,307,536 | | | | 11,344 | 1,339,282 | | | |
| | Marketing and promotional expenses | | 4,190 | 494,658 | | | | 2,111 | 249,198 | | | |
| | Depreciation | | 1,937 | 228,730 | | | | 1,091 | 128,797 | | | |
| | Amortization | | 5,467 | 645,481 | | | | 3,630 | 428,557 | | | |
| | Amortization of goodwill on consolidation | | 7,912 | 934,123 | | | | 3,643 | 430,184 | | | |
| | Other | | 21,134 | 2,495,341 | 61,084 | 7,212,132 | 55.5 | 11,882 | 1,402,965 | 34,540 | 4,078,097 | 57.9 |
| | Operating income (loss) | | | | 3,472 | 409,893 | 3.2 | | | (4,134) | (488,114) | (7.0) |
| IV | Non-operating income | | | | | | | | | | | |
| | Interest and dividend income | | 893 | 105,412 | | | | 186 | 21,992 | | | |
| | Foreign exchange gains | | 1,061 | 125,282 | | | | 120 | 14,152 | | | |
| | Other | | 297 | 35,032 | 2,251 | 265,726 | 2.0 | 4 | 471 | 310 | 36,615 | 0.5 |
| V | Non-operating expenses | | | | | | | | | | | |
| | Interest expense | | 742 | 87,613 | | | | 498 | 58,800 | | | |
| | Share issuance related expenses | ※1 | 4,443 | 524,562 | | | | 2,757 | 325,538 | | | |
| | Listing related expenses | | – | – | | | | 2,021 | 238,601 | | | |
| | Other | | 14 | 1,643 | 5,199 | 613,818 | 4.7 | – | – | 5,276 | 622,939 | 8.7 |
| | Ordinary income (loss) | | | | 523 | 61,801 | 0.5 | | | (9,100) | (1,074,437) | (15.2) |

## CONSOLIDATED INCOME STATEMENTS *(continued)*

| Item | Note | Consolidated fiscal year – current year (From January 1, 2005 to December 31, 2005) Amount | | | | | Consolidated fiscal year – prior year (From January 1, 2004 to December 31, 2004) Amount | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | *US$'000* | *JAP¥'000* | *US$'000* | *JAP¥'000* | *%* | *US$'000* | *JAP¥'000* | *US$'000* | *JAP¥'000* | *%* |
| VI Extraordinary gains | | | | | | | | | | | |
| Gain on sales of fixed assets | ※4 | 453 | 53,538 | | | | - | - | | | |
| Gain on relief of debts | | - | - | 453 | 53,538 | 0.4 | 4 | 525 | 4 | 526 | 0.0 |
| VII Extraordinary losses | | | | | | | | | | | |
| Loss on sale and disposal of fixed assets | ※2 | 45 | 5,329 | | | | 2 | 201 | | | |
| Loss on sale of securities assets | | 44 | 5,224 | | | | - | - | | | |
| Loss on impairment | ※3 | 83 | 9,763 | 172 | 20,317 | 0.2 | - | - | 2 | 201 | 0.0 |
| Income (loss) before income taxes, minority interests and distribution of profits (allocation of losses) from joint alliances | | | | 805 | 95,022 | 0.7 | | | (9,097) | (1,074,112) | (15.2) |
| VIII Distribution of profits (allocation of losses) from joint alliances | | | | (287) | (33,863) | (0.2) | | | (243) | (28,634) | (0.4) |
| Income (loss) before income taxes and minority interests | | | | 518 | 61,159 | 0.5 | | | (9,340) | (1,102,746) | (15.6) |
| Income taxes (current) | | 3,210 | 378,985 | | | | 10 | 1,129 | | | |
| Reversal of over-accrued tax for the past year | | (7) | (878) | | | | (212) | (25,004) | | | |
| Income taxes (deferred) | | (260) | (30,695) | 2,942 | 347,412 | 2.7 | 47 | 5,582 | (155) | (18,293) | (0.2) |
| Minority interests | | | | 390 | 46,046 | 0.4 | | | 121 | 14,230 | 0.2 |
| Net loss | | | | 2,814 | 332,299 | (2.6) | | | 9,305 | 1,098,684 | (15.6) |

## FOOTNOTES
## CONSOLIDATED BALANCE SHEETS

| **Consolidated fiscal year – current year (As of December 31, 2005)** | **Consolidated fiscal year – prior year (As of December 31, 2004)** |
|---|---|
| ※1 NIL | ※1 The reason for the negative balance of "minority interests" is that the Company accounts for a subsidiary's deficit on "minority interests" based on a contract with FTSE, a co-investor of FTSE/Xinhua Index LTD., which is a subsidiary of the Company in Hong Kong, whereby the Company and FTSE are jointly liable for the deficit of the subsidiary. |
| ※2 The amount represents the deposit paid for the acquisition of equity shares. | ※2 The amount represents the deposit paid for the acquisition of an equity share of a credit rating agency in the People's Republic of China (the "PRC"). |
| ※3 The brand name and distribution rights are combined together in one set of contracts and are therefore accounted for in a single account. Another intangible asset that relates to a separate brand name license right and a trademark is included in this account as well. | ※3 Same as on the left. |

**Consolidated fiscal year – current year**
**(As of December 31, 2005)**

※4 Assets collateralized and corresponding liabilities

| | *US$'000* | *JAP¥'000* |
|---|---|---|
| **Assets collateralized** | | |
| Bank deposit | 7,514 | 887,187 |
| Trade receivables | 1,812 | 213,915 |
| Other current assets | 346 | 40,886 |
| Equipment | 169 | 19,904 |
| Securities assets | 68 | 8,016 |

In addition, investments in consolidated subsidiaries (the total net assets amount of USD 9,852 thousand (JPY 1,163,183 thousand), which are eliminated on consolidation, have been pledged as collateral for the bank commitment line of USD 24,000 thousand (JPY 2,833,680 thousand).

| | | |
|---|---|---|
| **Correspondent obligation** | | |
| Short-term loans | 7,482 | 883,433 |
| Current portion of long-term debt | 21,300 | 2,514,891 |
| Promissory note (non-operating) | | |
| Short-term | 1,250 | 147,588 |

**Consolidated fiscal year – prior year**
**(As of December 31, 2004)**

※4 Assets collateralized and corresponding liabilities

| | *US$'000* | *JAP¥'000* |
|---|---|---|
| **Assets collateralized** | | |
| Bank deposit | 389 | 45,934 |
| Trade receivables | 924 | 109,129 |
| Other current assets | 928 | 109,550 |
| Equipment | 78 | 9,181 |
| Investment in securities | 68 | 8,016 |
| **Correspondent obligation** | | |
| Promissory notes (non-operating) | | |
| Short-term | 350 | 41,325 |
| Long-term | 1,250 | 147,588 |
| Lease obligation (including obligations for operating lease) | | |
| Short-term | 745 | 87,962 |
| Long-term | 2,176 | 256,920 |

**Consolidated fiscal year – current year**
**(As of December 31, 2005)**

※5 Other payables and long-term other payables include part of the consideration for the acquisition of shares of Taylor Rafferty Associates, Inc., Washington Analysis, LLC and Shanghai Pobo Data and Information Network Consulting Co., Ltd. The consideration for the acquisition of shares of these companies could fluctuate since the final payments are based on the future operating results of the respective company.

※6 NIL

※7 Assets are presented after deduction of allowance for doubtful accounts.

| | *US$'000* | *JAP¥'000* |
|---|---|---|
| Amounts deducted from current assets | 373 | 44,099 |

※8 The consideration for the acquisition of shares of Taylor Rafferty Associates, Inc., Washington Analysis, LLC and Shanghai Pobo Data and Information Network Consulting Co., Ltd. could fluctuate since the final payments are based on the future operating results of the respective company.

**Consolidated fiscal year – prior year**
**(As of December 31, 2004)**

※5 These other payables include part of the consideration for the acquisition of shares of Mergent, Inc. and Stone & McCarthy Research Associates, Inc. The consideration for the acquisition of shares of Stone & McCarthy Research Associates, Inc. could fluctuate since the final payments are based on the future operating results of the respective company.

※6 This promissory note was issued as part of the consideration for the acquisition of shares of Ford Investor Services Inc., which became a consolidated subsidiary of the Company during the period. The consideration for the acquisition of shares could fluctuate since the final payment is based on future operating results and future payments made for additional obligations due under the terminated Ford executive bonus plan.

※7 Assets are presented after deduction of allowance for doubtful accounts.

| | *US$'000* | *JAP¥'000* |
|---|---|---|
| Amounts deducted from current assets | 834 | 98,446 |

※8 The consideration for the acquisition of shares of Market News International, Inc., G-7 Group, Inc. and Stone & McCarthy Research Associates, Inc. could fluctuate since the final payments are based on the future operating results of the respective companies. The consideration for the acquisition of shares of Ford Investor Services Inc. could fluctuate since the final payment is based on the future operating results and future payments made for additional obligations due under the terminated Ford executive bonus plan.

**Consolidated fiscal year – current year**
**(As of December 31, 2005)**

※9 Xinhua Mergent Holdings Limited and Shanghai Huacai Investment Advisory Company Limited have a line of credit agreements with banks. The amount of the line of credit and the balance outstanding under the agreements at December 31, 2005 are as follows:

| | *US$'000* | *JAP¥'000* |
|---|---|---|
| Total amount of the line of credit | 30,482 | 3,599,043 |
| Outstanding balance | 28,782 | 3,398,324 |
| Remaining amount of the line of credit | 1,700 | 200,719 |

Under the line of credit agreement held by Xinhua Mergent Holdings Limited, the following covenants should be maintained:

a) ratio of consolidated total debt at any time during a relevant period to consolidated EBITDA for that relevant period shall not at any time exceed 3.5:1; and

b) interest coverage ratio for each relevant period shall not be less than 4:1.

※ 1-9 notes correspond with ※1-9 as denoted in the Consolidated Balance Sheets.

**Consolidated fiscal year – prior year**
**(As of December 31, 2004)**

※9 Xinhua Mergent Holdings Limited and Market News International, Inc. have a line of credit agreements with banks. The amount of the line of credit and the balance outstanding under the agreements at December 31, 2004 are as follows:

| | *US$'000* | *JAP¥'000* |
|---|---|---|
| Total amount of the line of credit | 24,500 | 2,892,715 |
| Outstanding balance | – | – |
| Remaining amount of the line of credit | 24,500 | 2,892,715 |

NIL

※ 1-9 notes correspond with ※1-9 as denoted in the Consolidated Balance Sheets.

## CONSOLIDATED INCOME STATEMENTS

**Consolidated fiscal year – current year**
**(From January 1, 2005 to December 31, 2005)**

※1 Expenses directly relating to share issuance are presented as "share issuance related expenses," which include "share issuance cost."

※2 Components of loss on disposal of fixed assets are as follows:

| | *US$'000* | *JAP¥'000* |
|---|---|---|
| Buildings and structures | 3 | 308 |
| Equipment | 43 | 5,022 |

※3 Loss on impairment
The Group recognized losses on impairment for an asset group presented below for the year ended December 31, 2005.

| Area | Object | Type | Recognized losses *US$'000* | Recognized losses *JAP¥'000* |
|---|---|---|---|---|
| Asia | Asset for operation | Trademark | 83 | 9,763 |

Grouping is basically implemented by each company unit. However, if it is possible to identify cashflows from an individual asset, recoverable amount is determined for each individual asset.

Considering continuous operating losses arising from the above assets, the carrying amount of the assets was reduced to the recoverable amount, and the reduced amount was recorded as loss on impairment in the extraordinary losses section of the consolidated income statement.

**Consolidated fiscal year – prior year**
**(From January 1, 2004 to December 31, 2004)**

※1 Expenses directly relating to share issuance are presented as "share issuance related expenses," which include "share issuance cost."

※2 Components of loss on disposal of fixed assets are as follows:

| | *US$'000* | *JAP¥'000* |
|---|---|---|
| Equipment | 2 | 201 |

※3 NIL

**Consolidated fiscal year – current year**
**(From January 1, 2005 to December 31, 2005)**

Recoverable amount of the asset group was determined based upon value in use. The loss.on impairment was recognized at the entire carrying amount of the asset group because the estimated future cash flows arising from the asset group were negative.

※4 Components of gain on sale of fixed assets are as follows:

| | US$'000 | JAP¥'000 |
|---|---|---|
| Equipment | 0 | 14 |
| Goodwill | 356 | 41,988 |
| Trade mark and distribution rights | 98 | 11,537 |

※ 1-4 notes correspond with ※1-4 as denoted in the Consolidated Income Statements.

**Consolidated fiscal year – prior year**
**(From January 1, 2004 to December 31, 2004)**

※4 NIL

※ 1-4 notes correspond with ※1-4 as denoted in the Consolidated Income Statements.

(TRANSLATION)

## INDEPENDENT AUDITORS' REPORT

April 11, 2005

To the Board of Directors of
Xinhua Finance Limited:

Deloitte Touche Tohmatsu-Japan

Representative Partner,
Engagement Partner,
Certified Public Accountant: Yoshitaka Asaeda

Engagement Partner,
Certified Public Accountant: Eiji Yoshida

We have audited the consolidated financial statements, namely, the consolidated balance sheet and the related statements of consolidated income, appropriations of consolidated retained earnings, and consolidated cash flows, and consolidated supplementary schedules of Xinhua Finance Limited and consolidated subsidiaries for the fiscal year from January 1, 2004 to December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Xinhua Finance Limited and consolidated subsidiaries as of December 31, 2004, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Japan.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

(TRANSLATION)

### INDEPENDENT AUDITORS' REPORT

March 9, 2006

To the Board of Directors of
Xinhua Finance Limited:

Deloitte Touche Tohmatsu-Japan

Representative Partner,
Engagement Partner,
Certified Public Accountant: Yoshitaka Asaeda

Engagement Partner,
Certified Public Accountant: Eiji Yoshida

We have audited the consolidated financial statements, namely, the consolidated balance sheet and the related statements of consolidated income, appropriations of consolidated retained earnings, and consolidated cash flows, and consolidated supplementary schedules of Xinhua Finance Limited and consolidated subsidiaries for the fiscal year from January 1, 2005 to December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Xinhua Finance Limited and consolidated subsidiaries as of December 31, 2005, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Japan.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

## AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors (the "**Committee**") is comprised of the two independent directors named below. The Committee has adopted a written charter which has been approved by the Board of Directors. The Committee has reviewed and discussed the Company's audited financial statements with management, which has primary responsibility for the financial statements. Deloitte Touche Tohmatsu ("**Deloitte**"), the Company's independent auditors for 2005, are responsible for expressing an opinion on the conformity of the Company's audited financial statements with international and Japanese generally accepted accounting principles.

Based on the considerations referred to above, the Committee recommends to the Board of Directors that the audited financial statements be included in the Company's Securities Report for 2005 and that Deloitte be appointed independent auditors of the Company for 2006. The foregoing report is provided by the following independent directors, who constitute the Audit Committee.

Shelly Singhal *(Chairman)*
Dennis Pelino

March 10, 2006

## REFERENCE MATERIAL REGARDING THE EXERCISE OF VOTING RIGHTS

Total number of voting rights owned by all shareholders: 823,078.79 (as of February 20, 2006)

## AGENDA AND THE REFERENCE MATERIAL:

### Item No. 1: Election of Director

Pursuant to Article 67(1) of the Articles of Association of the Company, at each annual general meeting, one-third of the Directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation provided that the Chairman of the Board and the Managing Director shall not be subject to retirement by rotation or be taken into account in determining the number of Directors to retire each year.

Article 67(3) of the Articles of Association provides that a retiring Director shall be eligible for reelection and that the Directors to retire shall be those who have been longest in office.

The Company has seven Directors, including the Chairman of the Board and a Managing Director who are not subject to retirement by rotation every year. Accordingly, one-third of five Directors (i.e. one Director) shall retire from office by rotation at the forthcoming Annual General Meeting. Mr. Jae Lie, who has been longest in office shall retire from office and being eligible, shall offer himself for re-election at the forthcoming Annual General Meeting.

Brief information of Mr. Jae Lie is as follows:-

| Position | Name | Date of birth | Personal history | Number of shares owned |
|---|---|---|---|---|
| Director, President and member of the Executive Committee | Jae Lie | 2/19/1961 | Mr. Lie has been our President since October 2005 and prior to that was the Chief Operating Officer since January 2005 and a director since April 2004. Mr.Lie was our President, Asia from April 2004 to January 2005 and was a senior executive at XFN from November 2001 to April 2004. Prior to that, Mr. Lie was the Senior Director of Sales and Marketing for Fritz Companies, Inc. Mr. Lie holds a Bachelor Degree in Economics from University of California, Berkeley, USA. Mr. Lie speaks Mandarin, Japanese, Korean, and English. | 16,676 |

**Item No. 2: To appoint Li Shantong as an Additional Director**

Pursuant to Article 67(2) of the Articles of Association of the Company, the Company may by ordinary resolution elect any person to be a Director either to fill a casual vacancy on the Board, or as an addition to the existing Board.

As the Company grows and expands along with the Chinese financial markets, the Company has entered into a co-operation agreement with China Development Research Foundation ("Foundation") of State Council's Development Research Center of the PRC which will work together to raise standards in China's corporate and financial market activities. The Company has agreed with the Foundation that the Foundation will provide a representative (Ms. Li Shantong) to serve on the board of the Company, subject to shareholders' approval.

Brief information of Ms. Li Shantong is as follows:-

| Name | Date of birth | Personal history | Number of shares owned |
|---|---|---|---|
| Li Shantong | 8/27/1944 | Ms. Li has extensive experience in funding and research. She is a senior research fellow, member of the National Committee of Chinese People's Political Consultative Conference, Vice President of Academic Committee of China Development Research Foundation, Director General, Department of Development Strategy and Regional Economy, Development Research Center, the State Council, PRC. Ms. Li holds a Bachelor Degree in Mathematics and a Master of Science Degree in Mathematics from Peking University. | Nil |

**Item No. 3: To appoint Sun Jiong as an Additional Director**

To strength our service lines and enhance our ability to grow, the Company is pleased to nominate Mr. Sun Jiong to the board of the Company, subject to shareholders' approval.

Brief information of Mr. Sun Jiong is as follows:-

| Name | Date of birth | Personal history | Number of shares owned |
|---|---|---|---|
| Sun Jiong | 4/4/1969 | Mr. Sun Jiong is currently the Managing Director, Investor Relations Division. He is responsible for planning and executing the Company's IR strategy, mainly focusing on Japan market. Having worked at companies in Hong Kong and Nigeria before advancing to Japan in 1995, Mr. Sun possesses a broad range of international business experiences. By establishing Netchina, a Tokyo-based company providing China and Hong Kong financial information and business consultant services, which was acquired and renamed by Xinhua Finance as Xinhua Finance Japan in 2003, Mr. Sun has built good connections with financial markets and other businesses in both Japan and China. With his 10-year experience in Japan, Mr. Sun instrumentally facilitates mutual communications between the Company and its Japanese investors. He speaks Mandarin, Japanese, and English. | 1,023 |

**Item No. 4: To Re-appoint Auditors**

Pursuant to Article 129 of the Articles of Association of the Company, at the annual general meeting or extraordinary general meeting, the shareholders shall appoint auditors to audit the accounts of the Company. The current auditors of the Company are Deloitte Touche Tohmatsu ("Deloitte"). The Company is satisfied with the work performed by Deloitte and proposes that Deloitte be re-appointed auditors of the Company.

**Item No. 5: To Authorise the Directors to Fix the Auditors' Remuneration**

Pursuant to Article 131 of the Articles of Association of the Company, the remuneration of the auditors shall be fixed by the Company in general meeting or in such manner as the shareholders may determine.

The Company proposes that the Directors be authorized to fix the remuneration of the auditors.

**Item No. 6: Granting of a mandate to the Directors to have the authority to declare a stock split**

The Directors are seeking authority from the shareholders to declare a stock split, in the ratio of one share for every share presently held until the one year anniversary of the forthcoming Annual General Meeting.

**Why is shareholders approval needed for a stock split?**

Under Cayman law, and the Company's Articles of Association, the approval of shareholders is required for any split or reverse split of the Company's shares. However, the Company's Articles give shareholders the right to delegate the authority to undertake a share split to the Company's Board of Directors if the split is achieved through a bonus issue of shares from the Company's share premium account.

**Why are we asking shareholders to consider this proposal?**

The Board believes that it is in the interest of shareholders of the Company for the Board to have the discretion to implement a share split to position the Company's share price at a level that is typical of other widely-owned public companies. The Company anticipates that a split would benefit all shareholders by enhancing liquidity, reducing price volatility and expanding the Company's stockholder base.

**Is Xinhua Finance going to implement a stock split?**

Xinhua Finance board of directors believes that it is in the interest of the shareholders of the Company for the board to have the authority to implement a share split of one share for every share presently held until April 20, 2007. The Board's decision on whether and when to undertake a share split will be based primarily on the price level of the Company's common shares, the volume of trading and the expected stability of that price level.

**When would a stock split become effective?**

The stock split would only become effective after the Board makes the decision to implement a stock split. This decision can be made at any time the Board deems appropriate before April 20, 2007.

**How would a share split affect the price of your common shares?**

If implemented, as a result of the increase in the number of Xinhua Finance common shares at the time of the stock split, the price per Xinhua Finance common share will decrease. For example, in a 2 to 1 split, for every one share that you own prior to the record date, you will receive one additional share after the split becomes effective. As a result, the number of issued shares is expected to double, and the price at which the stock trades is expected to be reduced by half. However, there is no assurance that the post- stock split price will be equal to or greater than the consolidation ratio multiplied by the pre stock split price.

**If a share split occurs, when would I receive my new shares?**

All shareholders on the record date for the split would be entitled to receive the additional shares resulting from the split. These shares would be provided to shareholders on the distribution date. The distribution date and the record date and further details regarding the implementation of the split would be provided to shareholders approximately one month before the record date for the split.

As to shares to be allocated to beneficial shareholders who beneficially hold the share certificates under the Book-Entry Transfer System for Foreign Share Certificates of Japan, Japan Securities Settlement & Custody, Inc. (JSSC), in principle, credits such shares to participants' accounts with respect to such beneficial shareholders immediately after JSSC receives a notice from a custodian designated by JSSC that the custodian has received the shares from the Company.

**What are the tax implications of undertaking a share split?**

In principle, the shares you receive under the distribution will not be taxable as income to you for Japanese or US federal tax purposes. However, if you sell any shares, this distribution must be considered in figuring the tax basis of your shares in order to determine your gain or loss for federal income tax purposes. For example, if prior to the dividend you own 100 shares with a basis of $20 per share, half of the basis in each of those shares would be allocated to the corresponding new share, resulting in a basis of $10 per share for each of the 200 shares owned after the split. For tax purposes, the holding period of the new shares is the same as for the old shares on which they were issued.

This description does **NOT** completely describe the tax consequences of the distribution, and you should consult your own tax advisor for advice based on your particular circumstances and applicable tax authorities. In addition, the tax consequences of the stock dividend to particular categories of stockholders outside Japan or the U.S. may differ from that described above. This information does not constitute tax advice.

1. The accompanying financial information is an extract from the consolidated financial statements of the Company which have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan. The consolidated balance sheets and income statements are selected by the Company as important items for shareholders to consider in relation to matters being considered at the AGM. Please refer to the Company's consolidated financials statements which are available on the Company's website and in its annual report if you require more information.

2. The accompanying independent auditors' report was issued on the consolidated financial statements and not for the extract from the consolidated financial statements included in this AGM notice.